SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

ANNUAL REPORT PURSUANT TO SECTION 15(d)
OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2002

Commission file number 1-11607

DETROIT EDISON COMPANY SAVINGS & STOCK OWNERSHIP PLAN

FOR EMPLOYEES REPRESENTED BY LOCAL 17 OF THE

INTERNATIONAL BROTHERHOOD OF ELECTRICAL WORKERS

(Full title of the plan and the address of the plan,
if different from that of the issuer named below)

DTE ENERGY COMPANY
2000 2nd Avenue
Detroit, Michigan 48226-1279

(Name of issuer of the common stock issued pursuant to the
plan and the address of its principal executive office)

DETROIT EDISON COMPANY SAVINGS & STOCK OWNERSHIP PLAN
FOR EMPLOYEES REPRESENTED BY LOCAL 17 OF THE
INTERNATIONAL BROTHERHOOD OF ELECTRICAL WORKERS

INDEPENDENT AUDITORS’ REPORT

June 13, 2003

To the Participants and Savings & Investment Plan Committee
Detroit Edison Company Savings & Stock Ownership Plan for Employees Represented by
Local 17 of the International Brotherhood of Electrical Workers
Detroit, Michigan

We have audited the accompanying statements of net assets available for benefits of the Detroit Edison Savings & Stock Ownership Plan for Employees Represented by Local 17 of the International Brotherhood of Electrical Workers (the “Plan”) as of December 31, 2002 and 2001, and the related statement of changes in net assets available for benefits for the year ended December 31, 2002. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the aforementioned financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2002 and 2001, and the changes in net assets available for benefits for the year ended December 31, 2002, in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The DTE Energy Stock Fund (the “Fund”) information in the statement of changes in net assets available for benefits is presented for purposes of additional analysis rather than to present the changes in net assets available for benefits for the Fund. The Fund information has been subjected to the auditing procedures applied in our audits of the basic financial statements and, in our opinion, are fairly stated, in all material respects, in relation to the basic financial statements taken as a whole.

/s/ GEORGE JOHNSON & COMPANY
CERTIFIED PUBLIC ACCOUNTANTS

DETROIT EDISON COMPANY SAVINGS & STOCK OWNERSHIP PLAN
FOR EMPLOYEES REPRESENTED BY LOCAL 17 OF THE
INTERNATIONAL BROTHERHOOD OF ELECTRICAL WORKERS

STATEMENT OF NET ASSETS AVAILABLE FOR BENEFITS

	December 31

	2002	2001

	(Thousands)
ASSETS
Investments, at fair market value
Investment in DTE Energy Master Plan Trust (Note 4)	$59,883	$66,990

Total Investments	59,883	66,990

Receivables:
Employer contributions	50	51
Participant contributions	131	135

Total Receivables	181	186

NET ASSETS AVAILABLE FOR BENEFITS	$60,064	$67,176

See accompanying Notes to Financial Statements

DETROIT EDISON COMPANY SAVINGS & STOCK OWNERSHIP PLAN
FOR EMPLOYEES REPRESENTED BY LOCAL 17 OF THE
INTERNATIONAL BROTHERHOOD OF ELECTRICAL WORKERS

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
FOR THE YEAR ENDED DECEMBER 31, 2002

	DTE Energy
	Stock Fund	Total

	(Thousands)
ADDITIONS TO NET ASSETS ATTRIBUTED TO:
Investment Income (Loss):
Net appreciation (depreciation) in market value of investments in DTE Energy Master Plan Trust	$2,015	$(5,740)
Dividends and interest	933	1,336
Interest on loans to participants	18	134

	2,966	(4,270)

Contributions:
Employer	1,286	1,290
Participants	408	3,406

	1,694	4,696

TOTAL ADDITIONS	4,660	426

DEDUCTIONS FROM NET ASSETS ATTRIBUTED TO:
Distributions and withdrawals	(1,722)	(6,400)
Administrative Fees	—	(2)
Transfers from loan fund (net)	(8)	—
Transfers of assets among DTE sponsored plans	(1,695)	(1,136)

TOTAL DEDUCTIONS	(3,425)	(7,538)

NET INCREASE (DECREASE)	1,235	(7,112)
NET ASSETS AVAILABLE FOR BENEFITS
Beginning of year	19,497	67,176

End of year	$20,732	$60,064

See accompanying Notes to Financial Statements

DETROIT EDISON COMPANY SAVINGS & STOCK OWNERSHIP PLAN
FOR EMPLOYEES REPRESENTED BY LOCAL 17 OF THE
INTERNATIONAL BROTHERHOOD OF ELECTRICAL WORKERS

NOTES TO FINANCIAL STATEMENTS

NOTE 1 — PLAN DESCRIPTION

The following description of the Detroit Edison Company Savings & Stock Ownership Plan for Employees Represented by Local 17 of the International Brotherhood of Electrical Workers (Plan) provides only general information. Participants should refer to the Plan document for a more complete description of the Plan’s provisions.

General

The Plan is a voluntary, defined contribution plan. Employees of the Detroit Edison Company (Company) represented by Local 17 of the International Brotherhood of Electrical Workers who have completed six months of service (as defined in the Plan) are eligible to participate in the Plan (Participant). Effective January 1, 2002, the Plan changed its name from the Detroit Edison Savings & Investment Plan for Employees Represented by Local 17 of the International Brotherhood of Electrical Workers to the Detroit Edison Company Savings & Stock Ownership Plan for Employees of Local 17 of the International Brotherhood of Electrical Workers. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

The Detroit Edison Company Master Plan Trust between the Company and Fidelity Management Trust Company (Fidelity or Trustee), dated as of June 30, 1994, and as amended, and renamed The DTE Energy Master Plan Trust (Master Trust), and appointed Fidelity trustee for the Plan and sets forth the Trustee’s obligations.

The Savings & Investment Plan Committee (Committee), appointed by the Chairman of the Board of Directors of the Company, is responsible for the administration of the Plan. The Trustee and the Company pay all costs of administering the Plan.

Brokerage fees, transfer taxes and other expenses incidental to the purchase or sale of securities are paid from Plan assets. Investment management fees are paid from Plan assets. These expenses are reflected as a reduction in the fair value of the Funds.

Contributions

A Participant may contribute to the Plan up to 19% of eligible compensation (as defined in the Plan) through payroll deductions on an after-tax basis (Employee Contribution), provided that such contributions are in whole percentages. A Participant may elect to have eligible compensation reduced on a pre-tax basis (Tax Deferred Contribution) each pay period by up to 19%, provided such reduction is in whole percentages, and have such amount contributed to the Plan by the Company. The Employee Contribution and the Tax Deferred Contribution together may not exceed 19% of eligible compensation. Participants may also directly roll over into the Plan distributions of certain assets from a tax-qualified plan of a prior employer (Direct Rollover Contributions). Effective January 1, 2002, Participants age 50 or older are eligible to make pre-tax catch-up contributions in accordance with, and subject to the limitations of Section 414 (v) of the Internal Revenue Code Section of 1986, as amended (IRC).

DETROIT EDISON COMPANY SAVINGS & STOCK OWNERSHIP PLAN
FOR EMPLOYEES REPRESENTED BY LOCAL 17 OF THE
INTERNATIONAL BROTHERHOOD OF ELECTRICAL WORKERS

NOTES TO FINANCIAL STATEMENTS

The IRC limits the amount of Tax Deferred Contributions which may be contributed to the Plan annually. This amount is indexed for inflation annually as required by the IRC. In the event a Participant’s Tax Deferred Contributions reach the maximum amount permitted by the IRC, further contributions for the remainder of the Plan year, which is a calendar year, will automatically be deemed to be Employee Contributions.

Effective for payroll periods beginning on and after October 25, 2000, the Company contributes seventy-five percent for the first 4% of Employee Contributions and Tax Deferred Contributions and one-half of Employee Contributions and Tax Deferred Contributions for the next 4%. There is no Company Contribution for Employee Contributions and Tax Deferred Contributions which in the aggregate exceed 8% of basic compensation.

While the Company has made their contributions to the Trustee with respect to a Plan year on a current basis, the Plan permits the Company to make Company Contributions for a Plan year no later than the due date (including extensions of time) for filing DTE Energy’s consolidated federal income tax return for such year. Employee contributions and Tax Deferred Contributions are paid to the Plan when amounts can be reasonably segregated. The Company expects to continue to make Plan contributions on a current basis.

Vesting

An employee is fully vested in all Company Contributions after a five-year period of service with the Company. For purposes of vesting of Company Contributions for employees with less than a five-year period of service, all contributions made for a calendar year are designated by class year and accounted for separately from other class years. For employees with less than a five-year period of service, a class year will vest on January 1 of the fourth calendar year following the end of such class year. In addition, a Participant will have a fully vested interest in Company Contributions upon (a) attainment of age 65, (b) termination due to total disability, if entitled to benefits under the Company’s Long Term Disability Benefits Plan, or (c) death.

Employee Contributions, Tax Deferred Contributions and Direct Rollover Contributions are vested at all times.

Investment Options

Participants may elect to have their Employee Contributions and Tax Deferred Contributions invested entirely in any one of the investment funds or in any combination of the investment funds. Company Contributions are required to be invested in the DTE Energy Stock Fund until matured. Company Contributions mature on January 1 of the second calendar year following the calendar year during which they were contributed to the Plan.

Effective January 1, 2002, the DTE Energy Stock Fund converted to an Employee Stock Ownership Plan (ESOP). Quarterly dividends from DTE common stock are automatically reinvested in DTE common stock. DTE common stock dividends accumulated under the ESOP may be paid out in cash to each Participant within 90 days of the previous Plan year. This conversion was applied to dividends that were paid to the Plan in 2002 and made available to Participants during the first 90 days of 2003.

The DTE Energy Stock Fund also contains participant-directed investments. The changes in the participant-directed and nonparticipant-directed portions of the DTE Energy Stock Fund are not separately identifiable.

DETROIT EDISON COMPANY SAVINGS & STOCK OWNERSHIP PLAN
FOR EMPLOYEES REPRESENTED BY LOCAL 17 OF THE
INTERNATIONAL BROTHERHOOD OF ELECTRICAL WORKERS

NOTES TO FINANCIAL STATEMENTS

Contributions received by the Trustee for the DTE Energy Stock Fund are invested almost entirely in DTE Energy common stock with, prior to 2002, a limited amount maintained in short-term investments as a liquidity reserve. The Trustee currently purchases and sells shares of DTE Energy common stock in open market transactions at prevailing market prices. However, the Trustee may purchase or sell DTE Energy common stock from or to DTE Energy if the purchase or sale price is for adequate consideration. Brokerage commissions are charged against the DTE Energy Stock Fund.

Prior to January 1, 2002, each Participant’s proportional interest in the DTE Energy Stock Fund was measured in units of participation, rather than shares of DTE Energy common stock. Such units represent a proportionate interest in all of the assets of the DTE Energy Stock Fund, which includes shares of DTE Energy common stock, short-term investments and, at times, receivables for dividends, interest and/or DTE Energy common stock sold and payables for DTE Energy common stock purchased. Effective January 1, 2002, a Participant’s interest in the DTE Energy Stock Fund is measured by share-trading. A share-traded investment is traded and valued on a share basis.

Transfers

Net transfers represent Participants transferring between different plans of the Plan Sponsor due to a change in employment status.

Forfeited Accounts

At December 31, 2002, forfeited nonvested accounts totaled approximately $5,000. These accounts will be used to reduce future employer contributions.

Distributions, Withdrawals and Loans

Distributions of Tax Deferred Contributions will be made only upon retirement or disability, as defined under the Plan, termination of employment, death, attainment of age 59-1/2, or hardship. A hardship distribution of Tax Deferred Contributions (and generally not the earnings thereon) is permitted only for (a) medical expenses for the Participant, his or her spouse, children or dependents; (b) tuition expenses for the Participant, his or her spouse, children or dependents; (c) expenditures to purchase a principal residence; or (d) payments to prevent eviction or foreclosure on a principal residence.

Participants may borrow funds from their account attributable to Employee Contributions, Tax Deferred Contributions and Direct Rollover Contributions no more frequently than once during any calendar year and cannot have more than five loans outstanding at one time. Participants may borrow from their fund accounts a minimum of $1,000 up to the lesser of (1) $50,000 reduced by (a) the highest outstanding balance of loans from the Plan during the one-year period ending on the day before the loan was made, over (b) the outstanding balance of loans from the Plan on the date the loan is made, or (2) 50% of the Participants Account at the time the loan is made, subject to certain terms and conditions, for a period of 5 years for a general purpose loan, and 25 years for principal residence loans, at fixed rates of interest determined monthly based on an average of the interest rates

DETROIT EDISON COMPANY SAVINGS & STOCK OWNERSHIP PLAN
FOR EMPLOYEES REPRESENTED BY LOCAL 17 OF THE
INTERNATIONAL BROTHERHOOD OF ELECTRICAL WORKERS

NOTES TO FINANCIAL STATEMENTS

charged by local lending institutions for similar types of loans. Proceeds for any loan are obtained through the pro rata liquidation of the Participant’s account, then transferred to the Participant’s loan account and thereupon paid in cash to the Participant by the Trustee. Loan payments of principal and interest are invested as received according to the Participant’s current investment direction. Prepayment of loans can be made without penalty provided such prepayment is made in whole.

Plan Termination

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, Participants will become 100 percent vested in their accounts.

NOTE 2 — SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting

The accompanying financial statements of the Plan are prepared on the accrual basis of accounting.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires Plan management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of additions to and deductions from net assets available for benefits during the reporting period. Actual results could differ from those estimates. Certain reclassifications have been made to prior year’s statements to conform to the 2002 presentation.

DETROIT EDISON COMPANY SAVINGS & STOCK OWNERSHIP PLAN
FOR EMPLOYEES REPRESENTED BY LOCAL 17 OF THE
INTERNATIONAL BROTHERHOOD OF ELECTRICAL WORKERS

NOTES TO FINANCIAL STATEMENTS

Valuation of Investments and Income Recognition

Investments are stated at fair market value (the last reported sales price on the last business day of the year). Participant notes receivable are valued at cost which approximates fair value. The average cost basis is used for determining the cost of investments sold. Unrealized appreciation and/or depreciation resulting from changes in market value is included in the Statement of Changes in Net Assets Available for Benefits.

Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

Payment of Benefits

Benefits are recorded when paid.

NOTE 3 — FEDERAL INCOME TAX STATUS

On May 8, 2003, the Internal Revenue Service issued a favorable determination letter with respect to the qualified status of the Plan and the conversion of the DTE Energy Stock Fund to an ESOP. The favorable determination letter indicates that the terms of the Plan conform to the requirements of Sections 401(a) and 401(k) of the IRC. The Company, therefore, has a basis for deducting contributions to the Plan. The Participants are not taxed currently on Tax Deferred Contributions and Company Contributions to the Plan or on Plan earnings (including appreciation) allocated to their accounts.

The Plan requires distributions under IRC Section 415 for contributions in excess of the annual IRC Section 415(c) limits. There were no excess contributions in 2002.

NOTE 4 — DEFINED CONTRIBUTION PLANS MASTER TRUST

The Detroit Edison Company Master Plan Trust between The Detroit Edison Company and Fidelity Management Trust Company (Fidelity or Trustee), dated as of June 30, 1994, and as amended, was renamed The DTE Energy Master Plan Trust (Master Trust), and appointed Fidelity trustee for the Plan and sets forth the Trustee’s obligations.

As of December 31, 2002, the Master Trust consists of certain commingled assets of the Plan, DTE Energy Company Savings and Stock Ownership Plan, Detroit Edison Company Savings & Stock Ownership Plan for Employees Represented by Local 223 of the Utility Workers Union of America and the Michcon Investment and Stock Ownership Plan.

Prior to January 1, 2002, the Master Trust consisted of certain commingled assets of the Plan, DTE Energy Company Savings and Stock Ownership Plan, and Detroit Edison Company Savings & Stock Ownership Plan for Employees Represented by Local 223 of the Utility Workers Union of America (formerly Detroit Edison Company Savings & Investment Plan for Employees Represented by Local 17 of the International Brotherhood

DETROIT EDISON COMPANY SAVINGS & STOCK OWNERSHIP PLAN
FOR EMPLOYEES REPRESENTED BY LOCAL 17 OF THE
INTERNATIONAL BROTHERHOOD OF ELECTRICAL WORKERS

NOTES TO FINANCIAL STATEMENTS

of Electrical Workers, and Detroit Edison Company Savings & Investment Plan for Employees Represented by Local 223 of the Utility Workers Union of America).

The Plan’s investment in the Master Trust in the Statement of Net Assets Available for Benefits represents the Plan’s allocated portion (approximately 5% at both December 31, 2002 and 2001). The Plan’s allocated portion of the investments is equal to the market value of the Plan’s assets contributed, adjusted by the Plan’s allocated share of the Master Trust investment income and expenses, employee and employer contributions and distributions and withdrawals paid to participants.

A summary of the Master Trust assets as of December 31, 2002 and 2001 is as follows:

(Thousands)	2002	2001

Investments, at fair value
DTE Energy Stock Fund	$359,919	$341,473
Registered investment companies	759,193	848,038
Loans due from participants	31,726	35,376
Other assets in transit	255	—

Total investments	$1,151,093	$1,224,887

Assets held in Master Trust	$1,151,093	$1,224,887

The following is a summary of investment loss held in the Master Trust for the year ended December 31, 2002:

(Thousands)
Interest, dividend and other income on investments	$25,126
Net depreciation in registered investment companies	(143,466)
Net appreciation in DTE Energy Stock fund	35,682

Total investment loss	$(82,658)

DETROIT EDISON COMPANY SAVINGS & STOCK OWNERSHIP PLAN
FOR EMPLOYEES REPRESENTED BY LOCAL 17 OF THE
INTERNATIONAL BROTHERHOOD OF ELECTRICAL WORKERS

NOTES TO FINANCIAL STATEMENTS

NOTE 5 — RELATED PARTY TRANSACTIONS

Certain Plan investments are shares of mutual funds managed by Fidelity Investments. Fidelity Investments is the trustee as defined by the Plan; therefore, these transactions qualify as party-in-interest.

SIGNATURE

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the Savings & Investment Plan Committee has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

DETROIT EDISON COMPANY
SAVINGS & STOCK OWNERSHIP PLAN
FOR EMPLOYEES REPRESENTED BY
LOCAL 17 OF THE
INTERNATIONAL BROTHERHOOD OF ELECTRICAL WORKERS

BY THE SAVINGS & INVESTMENT PLAN COMMITTEE

/s/ Douglas A. Green

Douglas A. Green, Chair

June 30, 2003

EXHIBIT INDEX

Number

23A	Independent Auditors’ Consent — George Johnson & Company

99.1	Certification